Filed pursuant to
Rule 497(a)
File No. 333-228959
Rule 482ad

Send date: Sunday, November 20

Subject:

    A. Prism Fund Q3 Update

PH: The Fund has performed well amid public market volatility

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ACTIVE INVESTMENT UPDATES

Prism Fund outperforms stocks and bonds in Q3

[Prism image]

Key takeaways

- The Fund returned 1.82% during Q3 and 2.88% year-to-date, outperforming U.S. Equities and U.S. Fixed Income, as measured by the S&P 500 Index and Bloomberg U.S. Aggregate Bond Index, respectively.
- Investors in the Fund are on track to receive their 8% target distribution[1]
- .
- The Fund increased its allocation to private credit and real estate debt by investing in two new deals.
- Looking forward, we continue to believe the Fund is well-positioned to deliver on its investment objective of providing investors reliable income derived across multiple alternative asset classes.

The Prism Fund has been resilient so far in 2022[1]



	3Q22	YTD
Prism	1.82%	2.88%
S&P 500	-4.88%	-23.87%
US Agg	-4.75%	-14.61%

[View full Q3 update](#)

IF NOT INVESTED:

Invest in Prism

Prism seeks to provide consistent returns through multiple market cycles.

CTA: Invest now

IF INVESTED:

Increase your allocation in Prism

Prism seeks to provide consistent returns through multiple market cycles.

CTA: Increase your allocation

Historical Returns:

Prism Fund Historical Total Returns

Total returns	3Q22	YTD	1 Year	Since inception
Prism Fund	1.82%	2.88%	3.00%	4.87%
S&P 500 Index	-4.88%	-23.87%	-15.47%	15.79%
Bloomberg US Agg. Corporate Index	-4.75%	-14.61%	-14.60%	-5.14%

Source: Bloomberg and Yieldstreet as of 9/30/2022. "US Equities" represents the S&P 500 Index, while "US Fixed Income" represents the Bloomberg US Aggregate Index. Returns for periods greater than one year are annualized. The Fund's inception date was on 3/10/20. ***Past performance is not a guarantee of future returns***

Disclaimers:

1. Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund’s distribution may exceed its earnings. Therefore, a portion of the Fund’s distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

Past performance is not a guarantee of future returns.

Performance quoted herein represents past performance, which is not a guarantee of future results. All investing involves risk, including the loss of principal. Investment returns and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than the returns quoted herein.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

An investment in the Fund is not suitable for investors that require short-term liquidity. The Fund’s shares have no history of public trading, are not publicly traded, and you should not expect to be able to sell your shares regardless of how the Fund performs. The Fund’s are currently not listed on any securities exchange and there is no expectation that a secondary market for the Fund’s shares will develop in the future. Pursuant to its Share Repurchase Program, the Fund intends to periodically repurchase shares from the Fund’s investors, subject to the discretion of the Fund’s Board of Directors, but only a limited number of shares will be eligible for repurchase by the Fund.

The securities described in the prospectus are not offered for sale in the states of Nebraska and South Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska and South Dakota.